October 12, 2005

Kevin W. Vaughn
Branch Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: HSBC USA Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 28, 2005
File No. 1-02940

Dear Mr. Vaughn:

This letter responds to your letter dated September 28, 2005 (the "SEC Comment Letter") to HSBC USA, Inc. ("HUSI") requesting information and additional or revised disclosure. Our responses correlate to the specific comments raised in the SEC Comment Letter, and discussed among you and my staff last week, and provide additional information, where applicable.

  Note 5 - Securities, page 84

  Please tell us if your investments in "U.S. Government Agency" securities include investments in government sponsored entities such as Freddie Mac and Fannie Mae. If you do hold investments in these securities, please revise future filings and similar disclosures elsewhere in your filings to separately disclose your investments in government sponsored entities from U.S. Government agencies. We do not believe that it is appropriate to aggregate given the difference in risk profiles.

  Response:

  At December 31, 2004, "U.S. Government Agency" securities included investments in government sponsored enterprises such as Freddie Mac and Fannie Mae. Beginning with HUSI's Form 10-Q for the period ending March 31, 2005, these investments are now disclosed as separate line items entitled "U.S. Government sponsored enterprises" within the Securities footnote.

  Note 21 - Business Segments, page 105

  Please revise future filings to provide all the disclosures required by SFAS 131 in the notes to financial statements. Tell us how you considered the disclosure requirements of paragraph 26 of SFAS 131. Incorporating disclosures in MD&A by reference into the financial statements is not appropriate.

  Response:

  Paragraph 26 of SFAS 131 requires disclosure of factors used to identify reportable segments. HUSI identifies its business segments based upon customer groupings, as well as products and services offered to these customers. Descriptions of HUSI's reportable business segments, including the customer groupings and products included within each segment, begin on page 5 of our 2004 Form 10-K.

  Regarding the location of business segment disclosures within SEC filings, beginning with HUSI's Form 10-Q for the period ending September 30, 2005, all descriptive and financial disclosures will be included within a separate footnote to the financial statements.

  Note 25 - Securitizations and Variable Interest Entities, page 111

Given the significance of the VIE's that you use to conduct your business, please revise future filings to provide a more robust disclosure of these entities; including why they are not required to be consolidated and the volume of business transacted through these VIE's.

Response:

We have reviewed the VIE descriptions included on pages 111-112 of HUSI's 2004 Form 10-K. We will enhance the descriptions of certain of the VIE relationships in HUSI's Form 10-Q for the period ending September 30, 2005, as noted in Exhibit 1 of this letter, to clarify the reasons that the VIEs are not required to be consolidated.

As of December 31, 2004, and through June 30, 2005, HUSI generally did not initiate or organize variable interest entities ("VIEs") for its own benefit. HUSI's involvement with VIEs has typically been as a provider of liquidity facilities or derivative products for the benefit of other HSBC affiliates or third-party entities. As such, at December 31, 2004, HUSI was not the primary beneficiary of any of the VIEs it was involved with, and none of the VIEs were required to be consolidated under FIN 46R. The determination that HUSI is not the primary beneficiary is based upon several factors, which are detailed in internal checklists completed for each VIE relationship.

HUSI is currently in the process of completing the VIE checklists for new relationships initiated during the third quarter of 2005. Based upon preliminary review of these checklists, it is likely that HUSI will consolidate certain new VIEs at September 30, 2005. These relationships will be appropriately disclosed in HUSI's September 30, 2005 Form 10-Q and in future filings.

In connection with the responses provided above, HUSI hereby acknowledges that:

  HUSI is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and
  HUSI may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (716) 841-2100, or Joseph Simpson at (716) 841-7943 if you have further questions or require further information regarding these responses.

Sincerely,

/s/ JOHN J. MCKENNA

John J. McKenna
Senior Executive Vice President and
Chief Financial Officer
HSBC USA Inc.

Exhibit 1

Investment Funds

HUSI is a derivative counterparty (total return swap) with a hedge fund established by an unrelated third party. The total return swap creates a variable interest in the fund for HUSI. HUSI does not hold shares in, or have any other involvement with, the fund. As such, HUSI is not the primary beneficiary.

HUSI is also an investor in a hedge fund established by an unrelated third party. The shares owned by HUSI do not have voting rights but do participate in profits and losses based on percentage of share ownership. HUSI does not hold sufficient beneficial interests in the fund to be considered the primary beneficiary.

HUSI is a sub-investment advisor to mutual funds structured as trusts and managed by an HSBC affiliate. As sub-investment advisor, HUSI receives a variable fee based on the value of the funds. HUSI has no ownership interest in or credit exposure resulting from its duties as investment advisor.

Capital Funding Vehicles

Prior to 2005, HUSI established five Capital Trust entities. These trusts issue preferred securities and common stock. HUSI purchased all of the common equity issued by the trusts, which equates to approximately 3% of the total assets of the trusts. HUSI does not own any of the preferred securities issued by the trusts. It has been determined that the majority of the benefit of profit and/or risk of loss lies with the preferred security holders. Thus, HUSI is not the primary beneficiary of the trusts and is not required to consolidate these entities.

Low Income Housing Tax Credits

HUSI participates as a limited partner in Low Income Housing Tax Credit Partnerships. These investments are recorded as other assets on the consolidated balance sheet using the equity method of accounting. HUSI also receives tax benefits over a period of time specified in the investment contracts. HUSI's investment is reduced over time for its share of any operating losses incurred by the partnership as well as for any amortization over the period during which tax credits are received. Tax credits may be subject to recapture if the underlying properties do not remain in compliance with certain conditions. Some of these partnerships have been determined to be VIEs. HUSI's maximum exposure to loss represents the net assets recorded on the balance sheet, estimated expected reduction of future tax liabilities, and potential recapture of tax credits allowed in prior years. These amounted to $_____ million, $_____ million, and $_____ million, respectively, at September 30, 2005.